Exhibit 99.2

 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          Operating Results

The following discussion and analysis of our financial condition as of June 30, 2021 and results of operations for the six months ended June 30, 2021 and June 30, 2020 should be read together with our condensed interim consolidated financial statements and related notes included elsewhere in this filing and our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2020. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere this filing and in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Introduction

We are a global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment, and provide comprehensive solutions and end-to-end services, powered by our technology. Our portfolio includes a cloud-based satellite network platform, VSATs, amplifiers, high-speed modems, high performance on-the-move antennas and high power SSPAs, BUCs and Transceivers. Our solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting stringent service level requirements. We also provide connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both our own networks, and other networks that we install, mainly based on BOT contracts. In these BOT projects, we build telecommunication infrastructure typically using fiber-optic and wireless technologies for the broadband connectivity. We also provide managed network services over VSAT networks owned by others.

We have a large installed base and have shipped more than 1.6 million satellite terminals to customers in approximately 100 countries on six continents since 1989. We have twenty sales and support offices worldwide, three NOCs which provide global NOC services and five R&D centers. Our products are primarily sold to communication service providers and operators that use satellite communications to serve enterprise, government and residential users.

We operate in three business segments, as follows:

Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. Our customers are service providers, satellite operators, mobile network operators, telecommunication companies, large enterprises and governments worldwide. In addition, it includes our company’s network operation and managed networks and services in Peru.

Mobility Solutions provides advanced on-the-move satellite communications equipment, systems and solutions, including airborne, maritime and ground-mobile satellite systems and solutions. This segment provides solutions for land, sea and air connectivity, while placing a major focus on the high-growth market of in-flight connectivity, or IFC, with our unique leading technology as well as defense and homeland security activities.

Terrestrial Infrastructure Projects include the construction of fiber and wireless networks in Peru.

COVID-19 Pandemic

The ongoing COVID-19 pandemic continues to have an adverse effect on our industry and the markets in which we operate. The COVID-19 outbreak has significantly impacted the travel and aviation markets in which our IFC customers operate and has resulted in a significant reduction of our business with some of these customers. We have also experienced postponed and delayed orders in certain other areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, California, Australia, Bulgaria, China and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect our ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. In addition, certain of our sales and support teams are unable to travel or meet with customers and the pandemic threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, we experienced a significant reduction in business since 2020. In the six months ended June 30, 2021 our revenue was $102 million, compared to $86 million in the comparable period of 2020 and to $122 million in the comparable period of 2019. While we expect that this public health threat will be eased by global vaccination and reduced restrictions on travel, it is still likely to continue to adversely impact us by its negative impact on our ability to generate revenue due to reduced end-market demand from IFC customers, governments and enterprises and our ability to conduct fieldwork leading to order delays and cancellations. Given the current macro-economic environment and the uncertainties regarding the potential impact of COVID-19 and its Delta variant on our business, there can be no assurance that our estimates and assumptions used in the measurement of various assets and liabilities in the financial statements will prove to be accurate predictions of the future. If our assumptions regarding forecasted cash flows are not achieved, it is possible that an impairment review may be triggered and certain assets and liabilities in the financial statements may be impaired.

Explanation of Key Income Statement Items

Revenue

We generate revenue mainly from the sale of products, including construction of networks, from services for satellite-based communications networks and from providing connectivity, internet access and telephony services to enterprise, government and residential customers under large-scale contracts that utilize both our own networks and also other networks that we install, mainly based on BOT contracts. These large-scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic transport and access networks. Sale of products includes principally the sale of VSATs, hubs, SSPAs, low-profile antennas and on-the-move / on-the-pause terminals and the construction phase of large-scale projects. Service revenue include access to and communication via satellites, or space segment, installation of network equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators. Sales consummated by our sales force and sales to resellers or system integrators are considered sales to end-users.

Costs and Operating Expenses

Cost of revenue, for both products and services, includes the cost of system design, equipment, including inventory write-off costs, satellite capacity, salaries and related costs, allocated overhead costs, depreciation and amortization, customer service, interconnection charges and third-party maintenance and installation.

Our research and development expenses, net of grants received, consist of salaries and related costs, raw materials, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, commissions to agents, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, bad debts, fees and expenses of our directors, depreciation, and professional service fees, including legal, insurance and audit fees, net of rent income.

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenue and income (loss) may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenue will generate a significant variation in gross profit and net income (loss).

Critical Accounting Policies and Estimates

The preparation of the financial information in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP) requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to trade receivables, inventories, deferred charges, long-lived assets, intangibles and goodwill, revenue, stock-based compensation relating to options and contingencies. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Please refer to our discussion of critical accounting policies in our Annual Report on Form 20-F for the year ended December 31, 2020 for a discussion about those policies that we believe are the most important to the understanding of our financial condition and results of operations as such policies affect our more significant judgments and estimates used in the preparation of the financial information included in this interim report. Results for the six months ended June 30, 2021 are not necessarily indicative of results that may be expected for the year ending December 31, 2021.

On January 1, 2021, we adopted Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (ASU 2019-12), which simplifies the accounting for income taxes. The adoption did not have a material impact on our condensed interim consolidated financial statements during the six months ended June 30, 2021.

In March 2020, the FASB issued Update ASU 2020-04 'Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting' which provides optional expedients and exceptions for applying US GAAP to contracts, hedging relationships, and other transactions affected by the reference rate reform. The amendments apply only to contracts and transactions that reference LIBOR or another reference rate expected to be discontinued as part of the reform. This ASU applies only to contracts or transactions entered into or evaluated before December 31, 2022. We continue to monitor what impact the discontinuance of LIBOR or another reference rate will have on our contracts and other transactions.

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

Revenue. Revenue for the six months ended June 30, 2021 and 2020 for our three segments were as follows:

	Six Months Ended			Six Months Ended
	June 30,			June 30,
	2021	2020		2021	2020
	U.S. dollars in thousands		Percentage change	Percentage of revenue
	Unaudited		Unaudited	Unaudited

Fixed Networks	56,127	44,790	25.3%	55.2%	52.1%
Mobility Solutions	31,002	33,207	(6.6)%	30.5%	38.6%
Terrestrial Infrastructure Projects	14,507	7,991	81.5%	14.3%	9.3%
Total	101,636	85,988	18.2%	100.0%	100.0%

Our total revenue for the six months ended June 30, 2021 and 2020 were $101.6 million and $86.0 million, respectively. The increase in 2021 is attributable to an increase of $11.3 million in Fixed Networks revenue and $6.5 million in Terrestrial Infrastructure Projects revenue; Partially offset by a decrease of $2.2 million in Mobility Solutions revenue.

The increase in our Fixed Networks segment's revenue in the six months ended June 30, 2021 compared to the six months ended June 30, 2020 is due to the fact that our business in this segment declined in the first months of 2020 following the outbreak of the COVID-19 pandemic. However, we have seen recovery in this segment in the six months ended June 30, 2021, especially in the cellular backhaul and enterprise markets.

Our Mobility Solutions segment was impacted the most in 2020 by the COVID-19 pandemic as a result of a decrease in sales related to the In-Flight Connectivity market. The decline in the revenue in this segment in the six months ended June 30, 2021 compared to the six months ended June 30, 2020 is attributable to the fact that the full impact of the COVID-19 pandemic was not yet evident in the six months ended June 30, 2020.

The increase in Terrestrial Infrastructure Projects revenue is mainly attributable to completion of the fourth awarded PRONATEL Regional Project in the six months ended June 30, 2021.

Gross profit (loss). Gross profit (loss) and gross margin for the six months ended June 30, 2021 and 2020 for our three segments were as follows:

	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	U.S. dollars in thousands		Percentage of revenue
	Unaudited		Unaudited
Fixed Networks	20,404	12,536	36.4%	28.0%
Mobility Solutions	10,256	9,780	33.1%	29.4%
Terrestrial Infrastructure Projects	(1,588)	(3,842)	(10.9)%	(48.1)%
Total	29,072	18,474	28.6%	21.5%

Our gross profit is affected year-to-year by the mix of products sold, the mix of revenue between products and services, the regions in which we operate, the size of our transactions and the timing of when such transactions are consummated. Moreover, from time to time we may have large-scale projects which can cause material fluctuations in our gross profit. We recognize revenue from the PRONATEL Regional Projects using the percentage-of-completion method, and as such any changes to our estimated profits in these projects may cause material fluctuations in our gross profit. As such, we are subject to significant year-to-year fluctuations in our gross profit.

Our gross margin increased to 28.6% in the six months ended June 30, 2021 from 21.5% in the comparable period of 2020.

 The increase in the Fixed Networks segment gross profit margin is mainly attributable to higher revenue volume and a more favorable revenue mix, mainly higher revenue in Asia Pacific and higher revenue from the cellular backhaul market which usually has higher margins.

The increase in the gross profit margin of the Mobility Solutions segment is mainly attributable to a reduction in our fixed expenses as a result of cost savings measures implemented in the last nine months of 2020 to mitigate the effects of the COVID-19 pandemic and lower purchase commitments expenses.

In the Terrestrial Infrastructure Projects segment, the reduced gross loss is mainly attributable to the mix of revenue between the different PRONATEL Regional Projects and delays in the six months ended June 30, 2020 in some of our PRONATEL Regional Projects, mainly due to COVID-19 restrictions in Peru, which resulted in additional project costs and lower revenue.

Operating expenses:

	Six Months Ended
	June 30,
	2021	2020
	U.S. dollars in thousands		Percentage change
	Unaudited		Unaudited

Operating expenses:
Research and development, net	15,660	13,301	17.7%
Selling and marketing	10,468	8,650	21.0%
General and administrative	6,938	7,791	(10.9)%
Merger, acquisition and related litigation expenses, net	-	2,951
Total operating expenses	33,066	32,693	1.1%

In order to mitigate the impact of the decline in business in 2020 as a result of the COVID-19 pandemic, we implemented measures to reduce our expenses, including a reduction in our headcount and a reduction in scope of work of our employees on a global basis for most of 2020, as well as other cost savings measures. We have returned all of our employees to full time employment in December 2020. As a result, our operating expenses in the six months ended June 30, 2020 were lower than those in the six months ended June 30, 2021.

Our research and development expenses, net are incurred by our Fixed Networks and Mobility Solutions segments. Research and development expenses, net increased by approximately $2.4 million in the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This increase is mainly attributable to higher salary related expenses due to temporary cost savings measures we implemented in 2020.

Selling and marketing expenses increased by approximately $1.8 million in the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This increase is mainly attributable to higher salary related expenses due to the temporary cost savings measures we implemented in 2020 and higher variable expenses, offset by lower travel expenses due to travel restrictions caused by the COVID-19 pandemic.

 General and administrative expenses decreased by approximately $0.9 million in the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This decrease is mainly attributable to lower stock-based compensation expenses due to the fact that we did not grant new options to our employees in the six months ended June 30, 2020 and also as a result of the reduction in our work force.

Financial expenses, net.  Financial expenses, net were approximately $0.8 million in the six months ended June 30, 2021 and $1.4 million in the six months ended June 30, 2020.

Taxes on income.  Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities recorded mainly as part of business combinations and changes in valuation allowances attributable to changes in our profit estimates in different regions. In the six months ended June 30, 2021, we had tax expenses of approximately $0.5 million compared to tax expenses of approximately $0.3 million in the six months ended June 30, 2020.

Variability of Quarterly Operating Results

Our revenue and profitability may vary from quarter to quarter in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products, sales prices, and production costs, as well as our entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous VSATs and related hub equipment, SSPAs, BUCs and low-profile antennas, which carry varying sales prices and margins.

Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenue. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to integrate our recent acquisitions, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenue may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenue, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenue. If revenue are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (e.g. space segment, lease payments) and adjusting expenses in the event revenue drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenue or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are in U.S. dollars or are linked to the U.S. dollar and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America as well as our operation in Australia, Asia and Europe are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In the six months ended June 30, 2021, the rate of inflation in Israel was 1.6% and the U.S. dollar appreciated in relation to the NIS at a rate of 1.4%, from NIS 3.215 per $1 on December 31, 2020 to NIS 3.26 per $1 on June 30, 2021. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2021 and 2020, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to U.S. dollar exchange rate exposures.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the six months ended June 30, 2021 and June 30, 2020 . This was due to heavy fluctuation in currency rates in certain regions in which we do business, mainly in Latin America, Australia and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Liquidity and Capital Resources

Since our inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible subordinate notes, bank loans and credit facilities, operations, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments.

As of June 30, 2021, we had cash and cash equivalents of $57.9 million and short-term and long-term restricted cash of $21.9 million. As of December 31, 2020, we had cash and cash equivalents of $88.8 million and short-term and long-term restricted cash of $27.2 million.  As of June 30, 2021, we do not have any outstanding financial debt.

We believe that our working capital is sufficient for our requirements over the next 12 months.

In connection with the PRONATEL Regional Projects, we were required to post certain advance payment guarantees and performance guarantees with PRONATEL. These requirements were principally satisfied through issuance of bank guarantees by the First International Bank of Israel, or FIBI, and by The Hong Kong and Shanghai Banking Corporation, or HSBC (also through a Peruvian bank). Under the arrangements with FIBI and HSBC, we are required to observe certain conditions, including the requirement to maintain an amount of restricted cash and to satisfy certain financial and other covenants. As of June 30, 2021, we were in compliance with these requirements. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2021	2020
	U.S. dollars in thousands
	Unaudited
Net cash provided by (used in) operating activities	8,742	(10,158)
Net cash used in investing activities	(5,731)	(1,879)
Net cash used in financing activities	(39,003)	(4,096)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(161)	(539)
Net decrease in cash, cash equivalents and restricted cash	(36,153)	(16,672)
Cash, cash equivalents and restricted cash at beginning of the period	115,958	101,969
Cash, cash equivalents and restricted cash at end of the period	79,805	85,297

Our cash, cash equivalents and restricted cash decreased by approximately $36.2 million during the six months ended June 30, 2021 as a result of the following:

Operating activities. Cash provided by our operating activities was approximately $8.7 million in the six months ended June 30, 2021 compared to cash used in operating activities of approximately $10.2 million in the six months ended June 30, 2020. The cash provided by our operating activities during the 2021 period was primarily attributable to improved collections from PRONATEL as a result of completion of the fourth awarded PRONATEL Regional Project.

Investing activities. Cash used in investing activities was approximately $5.7 million in the six months ended June 30, 2021 compared to approximately $1.9 million in the six months ended June 30, 2020. The cash used in our investing activities during 2021 period was for the purchase of property and equipment and investment in short term deposits.

Financing activities. Cash used in financing activities was approximately $39.0 million in the six months ended June 30, 2021 compared to cash used in financing activities of approximately $4.1 million in the six months ended June 30, 2020. The cash used in financing activities is primarily related to a dividend payment to shareholders and repayments of long term loans in the six months ended June 30, 2021, while in the six months ended June, 2020 the funds used in financing activities were primarily attributable to repayments of long term loans.